Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the quarters ended March 31, 2015 and 2014

(RMB and US$ amounts expressed in thousands, except per share data)

	March 31, 2015		March 31, 2014
	RMB	US$	RMB	US$
Revenue	3,680,002	599,134	4,550,760	740,901
Cost of goods sold	(3,005,572)	(489,332)	(3,762,407)	(612,550)
Gross profit	674,430	109,802	788,353	128,351
Other income	1,502	245	29,496	4,802
Research and development costs	(113,302)	(18,446)	(104,919)	(17,082)
Selling, general and administrative expenses	(334,497)	(54,459)	(366,216)	(59,623)
Operating profit	228,133	37,142	346,714	56,448
Finance costs	(33,626)	(5,475)	(37,800)	(6,154)
Share of profit of associates	27	4	216	35
Share of loss of joint ventures	(6,783)	(1,104)	(15,170)	(2,470)
Profit before tax	187,751	30,567	293,960	47,859
Income tax expense	(39,366)	(6,409)	(56,181)	(9,147)
Profit for the period	148,385	24,158	237,779	38,712
Attributable to:
Equity holders of the parent	105,355	17,152	179,964	29,299
Non-controlling interests	43,030	7,006	57,815	9,413
	148,385	24,158	237,779	38,712
Net earnings per common share	2.76	0.45	4.83	0.79
Unit sales	105,046		151,909

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of March 31, 2015		As of December 31, 2014 (audited)
	RMB	US$	RMB
Cash and bank balances	2,410,137	392,390	2,509,034
Trade and bills receivables	8,654,609	1,409,041	8,113,094
Inventories	2,277,315	370,765	1,921,180
Trade and bills payables	4,749,510	773,259	4,214,289
Short-term and long-term interest-bearing loans and borrowings	2,657,742	432,702	2,286,717
Equity attributable to equity holders of the parent	7,100,949	1,156,092	6,988,432

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